June 10, 2022

VIA EDGAR TRANSMISSION

Christina DiAngelo Fettig

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Bluerock High Income Institutional Credit Fund, File Nos. 333-262010 and 811-23772

Dear Ms. DiAngelo Fettig:

On June 8, 2022, you provided oral comments with respect to Pre-Effective Amendment No. 1 to the registration statement on Form N-2, as filed on May 27, 2022 with respect to Bluerock High Income Institutional Credit Fund (the “Fund” or the “Registrant”), as indicated below. Please find below the Registrant’s responses to your comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.	The Second bullet point on Page 4 of the Registration Statement, under the section that discloses “the calculation of the incentive fee on pre-incentive fee,” contemplates a 2.5% “Catch Up.” The Staff notes that such “Catch Up” is not defined in the management agreement. Please reconcile accordingly.

Response.	Registrant notes that the disclosure in the prospectus in not inconsistent with the Management Agreement. However, Registrant will amend the Management Agreement to further define the catch-up feature in a manner that is consistent with the prospectus.

Comment 2.	Page 4 of the Registration Statement under the “Expense Limitation Agreement” section discusses “extraordinary expenses.” The Staff noted that in the Expense Limitation Agreement, the discussion of “extraordinary expenses” goes further to include the following language: “, such as litigation or reorganization costs.” In all instances where the Registration Statement references the Expense Limitation Agreement, please add the additional disclosure as it relates to “extraordinary expenses.”

Response.	The definitive prospectus replicates the language in the Expense Limitation Agreement:

“The Advisor and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Advisor has contractually agreed to waive its base management fees and to pay or absorb the ordinary operating expenses of the Fund (exclusive of any incentive fee, taxes, interest, brokerage commissions, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational costs and offering costs)…”

Christina DiAngelo Fettig

June 10, 2022

Comment 3.	The Staff notes that the conditions for recapture are disclosed differently throughout the Registration Statement and does not reconcile with the Expense Limitation Agreement. In all instances where recapture is discussed in the Registration Statement, please update with the language used in the Expense Limitation Agreement and ensure consistency throughout the Registration Statement. Please refer to footnote 7 on Page 12 and page 4 under the Expense Limitation Agreement sections of the Registration Statement for examples.

Response.	The requested revisions have been made in the definitive prospectus:

“In consideration of the Advisor’s agreement to limit the Fund's expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: any waiver or reimbursement by the Advisor is subject to repayment by the Fund within the three years following the date the waiver or reimbursement occurred (provided the Advisor continues to serve as investment adviser to the Fund), if the Fund is able to make the repayment without exceeding the expense limitation then in effect or in effect at the time of the waiver and the repayment is approved by the Board of Trustees.”

Comment 4.	The Staff notes that on Page 13 of the Registration Statement, under the Class C Shares expense example, the Class C Shares expense example appears to include redemptions in the calculation, which is inconsistent with the disclosure preceding the expense examples. Please recalculate the Class C Shares expense example to exclude redemptions consistent with the disclosure.

Response.	The expense example has been modified in the definitive prospectus to the following:

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The below example gives effect to the Expense Limitation Agreement for only year one and no redemption by you.

Christina DiAngelo Fettig

June 10, 2022

Share Class	1 Year		3 Years	5 Years	10 Years
Class A Shares	$82		$142	$204	$370
Class C Shares	$34	[1]	$112	$192	$400
Class F Shares	$18		$75	$134	$295
Class I Shares	$24		$82	$143	$308

[1]	If an Early Withdrawal Charge were to apply, the hypothetical expense you would pay on a $1,000 investment in the Class C shares would be $44 for 1 Year.

Comment 5.	The Staff notes that the Seed Financial Statement included in the Registration Statement are current as of the date of the Pre-Effective Amendment No. 1 filing, however, the Staff further notes that if the Registrant files another Pre-Effective Amendment before the Fund is declared effective, the Registrant will need to update the financial statements, including an updated auditor’s consent. Please refer to Form N-2, Item 24, Instruction 3 (below).

In addition to the requirements of Rule 3-18 of Regulation S-X [17 CFR 210.3-18], any company registered under the Investment Company Act that has not previously had an effective registration statement under the Securities Act shall include in its initial registration statement under the Securities Act such additional financial statements and financial highlights (which need not be audited) as are necessary to make the financial statements and financial highlights included in the registration statement as of a date within 90 days prior to the date of filing.

Response.	Your comment is noted. The Registrant does not intend to file a pre-effective amendment.

If you have any questions, please call Cassandra W. Borchers at (513) 352-6632.

Very truly yours,

/s/ Cassandra W. Borchers
Cassandra W. Borchers